October 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd Amendment No. 1 to Registration statement on Form F-1 Filed September 22, 2023 File No. 333-272861

Ladies and Gentlemen:

We hereby submit the response of Ming Shing Group Holdings Ltd (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated October 6, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Use of Proceeds, page 46

1.	We note your amendments in response to our prior comment. Please further revise this section to specifically identify which borrowings you intend to repay with proceeds of this offering. If any of these borrowings were incurred within the last year, please also describe the uses to which such borrowing proceeds were put. Please see Item 3.C.4 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 46 to specifically disclose which borrowings the Company intends to repay with proceeds of this offering and the amount applied to each of the borrowings. The Company confirms that each of the borrowings disclosed were used to settle subcontracting fees and cost of materials in the preliminary stage of projects as disclosed on page 46. The Company respectfully submits that Loan 1, 2, 3, 8 and 9 were incurred within the last year. The borrowing proceeds were used to settle subcontracting fees and cost materials in the preliminary stage of projects as described in page 46 of the prospectus.

4. Contract Assets, page F-20

2.	Please confirm whether or not the Company had any contract liabilities as of March 31, 2023. If so, expand your disclosure to include information regarding the contract liability balances for each of the periods presented, including the amount of revenue recognized during such periods that was included in contract liabilities at the beginning of each period as required by ASC 606-10-50-8. Separately present the contract liabilities balance, if any, on the face of your consolidated balance sheet. See ASC 606-10-45-1.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company had no contract liabilities as of March 31, 2023 and 2022, respectively.

U.S. Securities and Exchange Commission October 17, 2023 Page 2

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer Ming Shing Group Holdings Ltd